UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28608 / January 26, 2009

_____

In the Matter of   :
                                                                                                       :
FRANKLIN TEMPLETON FUND ALLOCATOR SERIES   :
FRANKLIN CAPITAL GROWTH FUND   :
FRANKLIN GOLD AND PRECIOUS METALS FUND   :
FRANKLIN CUSTODIAN FUNDS   :
FRANKLIN VALUE INVESTORS TRUST   :
FRANKLIN MUTUAL SERIES FUNDS   :
TEMPLETON CHINA WORLD FUND   :
TEMPLETON DEVELOPING MARKETS TRUST   :
TEMPLETON FUNDS   :
FRANKLIN TEMPLETON INTERNATIONAL TRUST   :
TEMPLETON GLOBAL SMALLER COMPANIES FUND   :
FRANKLIN HIGH INCOME TRUST   :
FRANKLIN INVESTORS SECURITIES TRUST   :
FRANKLIN REAL ESTATE SECURITIES TRUST   :
FRANKLIN STRATEGIC SERIES   :
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO   :
FRANKLIN TEMPLETON GLOBAL TRUST   :
TEMPLETON INCOME TRUST   :
FRANKLIN GLOBAL TRUST   :
TEMPLETON GROWTH FUND, INC.   :
INSTITUTIONAL FIDUCIARY TRUST   :
FRANKLIN ADVISERS, INC.   :
FRANKLIN TEMPLETON INSTITUTIONAL, LLC   :
FRANKLIN TEMPLETON INVESTMENTS CORP.   :
FRANKLIN INVESTMENT ADVISORY SERVICES, LLC   :
FRANKLIN ADVISORY SERVICES, LLC   :
FRANKLIN MUTUAL ADVISERS, LLC   :
TEMPLETON ASSET MANAGEMENT LTD.   :
TEMPLETON GLOBAL ADVISORS LIMITED   :
TEMPLETON INVESTMENT COUNSEL, LLC   :

FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED :
FRANKLIN/TEMPLETON DISTRIBUTORS, INC.   :
FRANKLIN TEMPLETON SERVICES, LLC   :
                                            :
One Franklin Parkway   :
San Mateo, CA 94403-1906   :
                                            :
(812-13499)   :
                                            :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Franklin Templeton Fund Allocator Series, Franklin Capital Growth Fund, Franklin Gold and Precious Metals Fund, Franklin Custodian Funds, Franklin Value Investors Trust, Franklin Mutual Series Funds, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Franklin Templeton International Trust, Templeton Global Smaller Companies Fund, Franklin High Income Trust, Franklin Investors Securities Trust, Franklin Real Estate Securities Trust, Franklin Strategic Series, Franklin Strategic Mortgage Portfolio, Franklin Templeton Global Trust, Templeton Income Trust, Franklin Global Trust, Templeton Growth Fund, Inc., Institutional Fiduciary Trust, Franklin Advisers, Inc., Franklin Templeton Institutional, LLC, Franklin Templeton Investments Corp., Franklin Investment Advisory Services, LLC, Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, Templeton Asset Management Ltd., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investment Management Limited, Franklin/Templeton Distributors, Inc. and Franklin Templeton Services, LLC filed an application on February 25, 2008, and an amendment to the application on December 19, 2008. Applicants requested an order under section 17(d) of the Investment Company Act of 1940 (Act) and rule 17d-1 under the Act. The order would permit certain registered open-end investment companies in the same group of investment companies to enter into a special servicing agreement.

On December 29, 2008, a notice of the filing of the application was issued (Investment Company Act Release No. 28574). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the proposed transactions are consistent with the provisions, policies, and purposes of the Act, and that participation by the registered investment companies in the proposed transactions will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Franklin Templeton Fund Allocator Series, et al. (File No. 812-13499),

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the requested order is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                    Florence E. Harmon
                    Deputy Secretary